Joseph J. Tomasek, Esq.
77 North Bridge Street
Somerville, New Jersey 08876

(973) 224-1061

Licensed in New York	Of Counsel:
and New Jersey	Mintz & Fraade, P.C.
488 Madison Avenue
New York, N.Y. 10022
(212) 486-2500

August 4, 2015

VIA EDGAR AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission

Division of Corporation finance

100 F Street, NE

Washington, D.C. 20549

Attention:	John Dana Brown
Julie Griffith
Theresa Messinese
Lyn Shenk

Re:	BMP Holdings Inc.
Amendment No.2 to
Registration Statement on Form S-1
Filed July 23, 2015
File No. 333-204070

Ladies and Gentlemen,

On behalf of our client, BMP Holdings, Inc. (“BMP” or the “Company”), we submit this letter in response to comments from the Staff of the Securities and Exchange Commission (the “Commission”) contained in its letter dated July 30, 2015, relating to the above referenced Amendment No. 2 to S-1 Registration Statement on Form S-1 filed via EDGAR with the Commission on July 23, 2015 (the “Amendment No. 2”). We are concurrently filing via EDGAR this letter and Amendment No. 3 to the Registration Statement (“Amendment No. 3”). For the convenience of the Staff, we are providing to the Staff by overnight delivery copies of this letter as well as both a clean copy of Amendment No. 3 and a copy marked to show all changes from Amendment No. 2 filed on July 23, 2015.

Set forth below, we have recited the 2 comments of the Staff in bold, italicized type and have followed each comment with the Company’s response, with all page references corresponding to the pages of Amendment No. 3.

U.S. Securities and Exchange Commission

August 4, 2015

Page Two

The Offering, page 5

Termination of the Offering, page 5

1. Please explain to us whether the offering will terminate immediately because you state that “[t]he offering will conclude upon the earliest of… (ii) such time as all of the Selling Shareholder’s stock becomes eligible for resale without volume limitations pursuant to Rule 144 under the Securities Act, or any other rule of similar effect.” Based upon your statement on page 18 that “[n]one of the selling security holders are affiliates or controlled by [y]our affiliates” it appears the volume limitations of Rule 144(e) of the Securities Act may not apply to your selling shareholders. In addition you should remove one of the “Termination of the Offering” discussions on page 5 or ensure that they are consistent.

The Company respectfully advises the Staff that this disclosure has been revised to state that the offering shall terminate when the Selling Shareholders have sold all of their shares through this prospectus or pursuant to Rule 144 promulgated under the Securities Act, or any other rule of similar effect. In addition, one of the “Termination of the Offering” discussions has been deleted for consistency and to comply with the Staff’s comment.

Financial Statements

2. Please provide a statement of members’ equity (deficit) as required by Rule 8-02 of Regulation S-X.

The Company respectfully advises the Staff that the statement of members’ equity (deficit) as required by Rule 8-02 of Regulation S-X has been inserted into the financial statements to comply with the Staff’s comment.

Please direct any questions or comments regarding this letter and Amendment No. 3 to me at: 973-224-1061, email: jtoma4368@aol.com.

Sincerely,

/s/ Joseph J. Tomasek

Joseph J. Tomasek